[STB Letterhead]

June 6, 2016

Via EDGAR and Courier

Larry Spirgel

Assistant Director, Telecommunications

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Re:                             Tyco International plc

Registration Statement on Form S-4

Amended May 17, 2016

File No. 333-210588

Dear Mr. Spirgel:

On behalf of our client, Tyco International plc (“Tyco” or the “Company”), set forth below are the responses of the Company to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) that were set forth in your letter dated May 24, 2016, regarding Tyco’s Registration Statement on Form S-4 initially filed on April 5, 2016 (the “Registration Statement”) as amended by Amendment No. 1 on May 17, 2016.  In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), and we have forwarded to your attention three courtesy copies of such Amendment No. 2 marked to show changes from the Registration Statement.  Capitalized terms used but not defined herein have the meanings specified in Amendment No. 2.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company.  All page references in the responses set forth below refer to pages of Amendment No. 2.

Risk Factors, page 42

The Internal Revenue Service may not agree that the combined company should be treated as a non-U.S. corporation for U.S. federal income tax purposes…, page 54

1.              Tell us whether management plans to obtain a tax opinion prior to closing of the merger supporting the tax conclusions relating to Section 7874 of the Tax Code.

Response:  Neither management of Johnson Controls nor management of Tyco currently plans to obtain a tax opinion prior to the closing of the merger supporting the tax conclusions relating to Section 7874 of the Tax Code.

The Merger, page 95

Background of the Merger, page 97

2.              We note that the Johnson Controls’ Board and its financial advisor considered potential annual tax savings of $150 million resulting from the merger. Clarify the effect of the Temporary Section 7874 Regulations and the future potential changes to the tax laws identified in your risk factor on page 56 on the anticipated annual tax savings.

Response:  The discussion on pages 111 and 115 has been revised in response to the Staff’s comment.

U.S. Federal Income Tax Consequences of the Merger to the Combined Company, page 219

3.              Please discuss whether the contemplated spin-off of Adient Corporation would potentially impact the determination of the 60% and 80% ownership tests under Temporary Section 7874 Regulations.

Response:  The Staff is supplementally advised that the contemplated spin-off of Adient is not expected to impact the determination of the relevant ownership percentages in the merger under Section 7874 of the Internal Revenue Code (taking into account the Temporary Section 7874 Regulations).  The reason is that the ownership percentages in the combined company for purposes of Section 7874 will be determined prior to (and without giving effect to) the spin-off of Adient.  Further, all of the assets and entities transferred to Adient in connection with the spin-off will be assets and entities formerly owned (directly or indirectly) by Johnson Controls, Inc. and, in the spin-off, Adient stock will be received by all shareholders of the combined company (i.e., both the former Johnson Controls shareholders and the former Tyco shareholders) on a pro rata basis.

4.              We note that in paragraphs six and ten you make conclusions about the application of the 80% ownership text and 60% ownership test, respectively, of Johnson Controls under Temporary Section 7874 Regulations. Please advise us whether these conclusions represent the opinion of the company, or are the opinion of tax counsel.

Response:  The Staff is supplementally advised that these conclusions represent the views of the company.  The discussion on pages 220 and 221 has been revised in response to the Staff’s comment.

Unaudited Pro Forma Combined Financial Information, page 238

6. Balance Sheet Adjustments, page 255

5.              Refer to adjustment (m)(3)(i). Please explain to us why $1.5 billion of incremental deferred tax liabilities (i.e., $1.9 billion less $334 million in jurisdictions with offsetting deferred tax assets) was accounted for as a purchase accounting adjustment instead of recorded in Tyco’s historical financial statements.

Response:  The Staff is supplementally advised that the adjustment to deferred tax liabilities recorded in the unaudited pro forma statement of financial position at March 31, 2016 relates to the recognition of a net deferred tax liability as a result of the differences in the estimated fair values of Tyco’s net assets to be acquired by Johnson Controls as compared to the historical net book values of such assets.  The increase in fair value of the net assets acquired is primarily due to acquired intangible assets resulting from the application of purchase accounting pursuant to ASC 805, “Business Combinations.”

The disclosure in note (m)(3)(i) on page 255 has been revised to clarify that the net deferred tax liabilities recognized relate to the difference between the estimated fair value and historical net book value of the net assets to be acquired.

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If you have any questions concerning the registration statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at 212-455-3407 or Alan M. Klein at 212-455-3188.

Sincerely yours,

/s/ Elizabeth A. Cooper
Elizabeth A. Cooper
Simpson Thacher & Bartlett LLP

cc:        Judith A. Reinsdorf, Executive Vice President and General Counsel, Tyco International plc

Brian J. Cadwallader, Vice President, Secretary and General Counsel, Johnson Controls, Inc.

Andrew R. Brownstein, Wachtell, Lipton, Rosen & Katz

David K. Lam, Wachtell, Lipton, Rosen & Katz